FILED BY UNION BANKSHARES CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: XENITH BANKSHARES, INC.

(Commission File No. 001-32968)

Set forth below are remarks by John C. Asbury, President and CEO of Union Bankshares Corporation (“Union”) made at the Barclays 2017 Global Financial Services Conference in New York, New York on Monday, September 11, 2017 at 12:00 p.m. Eastern Daylight Time, during which the proposed merger of Xenith Bankshares, Inc. (“Xenith”) into Union, with Union surviving, was discussed among other things.

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Matthew Keating – Barclays

Great. Maybe next we'll move next to John, talk about Union Bankshares and a bit about the company.

John C. Asbury – Union, President and CEO

Yes, thank you. Thanks for the opportunity to be here today. Union is Richmond, Virginia-based. We're somewhat unusual in Virginia. We represent something that we've not had in the state in 20 years, and that's the independent statewide Virginia bank. Union's currently $9 billion in assets. We're in the midst of acquiring the $3.3 billion, Richmond-based Xenith Bank, so that is our efficient crossing of the $10 billion asset threshold. It's a very good strategic fit for us. It increases our density in the greater Hampton Roads. That's the southeastern part of the state, Virginia Beach, Norfolk, the second most populous area of the state.

Interestingly, there is no practical way to replicate Union Bank again. So from a scarcity standpoint, it clearly is something that we think is uniquely valuable in Virginia. It's valuable to the communities we serve; it's valuable to our people; it's valuable to our customers and can no longer be replicated.

Union has been a successful acquirer. It essentially combined a number of smaller institutions since the late '90s. I'm a Virginian. I was a Virginia banker throughout the '90s, and my career path took me far away. But during that period of time, Virginia had five or six banks that looked like Union, and they were all consolidated by the large nationals, SunTrust and BB&T.

So I think of us as an organization that's growing up. We're making the transition from a large community bank to a small regional bank. It's a solid franchise. We have a traditional competency in retail banking and commercial real estate and increasingly, commercial and industrial banking, going after small to midsized businesses. There's no one else in Virginia that quite has the look and the business model of Union.

The last thing I'll always point to is if you look at our depository franchise, it is the crown jewel of Union Bank. Half of our deposit base are transaction accounts. They cost 35 basis points, and that is a very granular, low-cost, stable funding source. So we think it is a great platform to, again, create a regional franchise. With the acquisition of Xenith, we pick up an entry point, a modest presence in eastern North Carolina and in Maryland, and so that gives us optionality in terms of where we go from here.

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Matthew Keating – Barclays

John, anything to add on this part of the discussion?

John C. Asbury – Union, President and CEO

Yes, actually, there's a lot of wisdom in those words. I would say that several things. Clearly, the organic performance of the bank is the highest priority, period. I've been very clear on that. As the new CEO hired in October, joining an $8.7 billion asset bank, it was not lost on me that the markets were interested in what would we do in order to have an efficient crossing of the $10 billion asset threshold or not. And so I think that it's very important to be disciplined. I think it's very important to be very clear in terms of what the objectives of the company are. And if you happen to have M&A, which to me is a secondary opportunity or priority, that fits your objectives, then that's good. In our case, we did that.

I've been very clear since coming in that we had four key priorities, things that needed immediate attention in terms of diversification of the business model to be more reflective of the diversified commercial bank that we are, not pin the growth of the bank on commercial real estate. Secondly, to improve our core funding. We've been growing organically our loan book in the low double digits; that's good. Most recently, we've been growing our deposits in the high single digits; that's very good, that loans are growing faster than deposits. And remember my point about the quality of our deposit base, which is have transaction accounts. Efficiency--Union was relatively inefficient, and so that was a big focus area. And then lastly, having an efficient crossing.

In our case, we were pretty disciplined. We had various opportunities, only one of which we looked at seriously. Something that in our case that made perfect strategic sense, an in-market acquisition that was with a company that culturally we thought would be a very good fit. Clearly, it met our strategic objectives. It clearly met our financial objectives; it was not dilutive, to Johnny's point, and I think it's hard to argue with the financial case.

We had lots of things that could have been tempting. The last thing we wanted to do at $8.7 billion was to do a small acquisition that would take us right up to the line and just sort of leave us stuck. And I think that if we had done that, the markets would have been suspicious about, "Well, what are they going to do now?"

And then the other point is we had lots of opportunities in our world, up in the Metro DC area, to look at what I would generically describe as commercial real estate-heavy banks that had poor deposit base characteristics, and we didn't give those a second look. So when we announced our deal, we started by saying, "Here are our priorities that we declared last fall. We are on strategy. We are doing exactly what we said we would do." And I think if we can continue to demonstrate that sort of discipline, then people shouldn't be worried that we would go off and do something harebrained.

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Matthew Keating – Barclays

That's helpful. And I guess, John, given the consolidation that you mentioned in Virginia, is there potentially less deposit pricing pressure within the state?

John C. Asbury – Union, President and CEO

Well, it's there. It may be a bit muted relative to certain other markets that I've seen. Virginia, the depository market share is dominated by the big four--Wells Fargo, Bank of America, SunTrust, BB&T. And so they are not the ones who are going to have really deposit rate-driven strategies. That will come from the small players--you know, the small community banks that don't really have the deposit complexion that we've been talking about. So we're seeing some of it, for sure.

From our standpoint, we are growing our deposits at 9% annualized--very good. But we're also able to take market share from the big players. We're sort of the alternative to the big four national and super-regional players that I mentioned, so we're getting a little more than our fair share on the lending side. So one of our declared strategies was to pace loan growth and deposit growth. The acquisition of Xenith did check the box--or will check the box. It will knock our loan-to-deposit ratio down to about 97% as of today. Currently we're hovering between 99% and 100%. We think as a strategy, 95% is a good number to be at over time. And so we are going to have to do some different things.

Now, Johnny is absolutely right in terms of the big opportunity. We've got a bankwide effort going on around focusing on deposits more so than we have. Union's never really had to pull the rate lever because we never had to. We have a very good granular deposit base that's grown, so we are having to do some things differently now.

There's a lot going on in the retail bank in terms of how we're leveraging digital strategies. We have a fabulous new head of marketing. We're far more sophisticated than we've ever been before in terms of how we promote the bank, bring in relationship-oriented retail customers, and then on to the commercial side.

We had characteristics of our community bank heritage where our commercial bankers were really more focused on lending. They were incented to do that. And in my opinion, quite candidly, we have never been focused on deposit-intensive commercial businesses, including those who don't borrow at all. And I grew up in a large bank, commercial bank environment. That's perfectly normal to me. It's just not been a focus area. But I think that with greater focus, having the right skill set and, quite candidly, as much as I hate to say it, having the right incentives and accountabilities, we'll get better results. So I feel very good about the opportunity to continue to gain depository market share.

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Matthew Keating – Barclays

Great. John?

John C. Asbury – Union, President and CEO

I would say that we're seeing some indications of an improving tone from a regulatory perspective. Now, our regulatory relations have been good. They should be; like your bank, we've been around since 1902. We've never had a quarterly loss. We didn't blow up during the financial crisis. So there's not a lot for them not to like. But on the margin, it does seem like there is an improvement in the tone.

Now, what to expect from here, I think in general within the regulatory authorities themselves, I think you could expect to see some sort of--I wouldn't use the word relaxation--but some sort of more accommodating stance, within reason, for that which is within their control. I don't hold any hope at all for anything that would go on in terms of Congressional legislation that's going to be a miraculous change to Dodd-Frank, for example. I don't see that happening.

As for the corporate tax rate, quite candidly, we were wondering back in the spring when we were doing our deal, our acquisition, which had some DTA about, "What would happen if we had a 15% corporate tax rate? We'd make more money, but it might actually look dilutive." We don't worry about that anymore. And candidly, I just don't have any hope. So I'd like to wait and be surprised by that.

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Additional Information and Where to Find It

In connection with the proposed merger, Union filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on August 16, 2017, as amended on September 12, 2017, to register the shares of Union common stock to be issued to the shareholders of Xenith. The registration statement includes a preliminary joint proxy statement of Union and Xenith and a prospectus of Union. A definitive joint proxy statement/prospectus will be sent to the shareholders of Union and Xenith seeking their approval of the merger and related matters. This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents filed with the SEC in connection with the proposed merger because they will contain important information about Union, Xenith and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by Union and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this transcript or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this transcript may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or its management about future events. Such statements include statements regarding the merger, including as to the anticipated benefits of the merger, cost savings and enhanced revenues as well as other statements regarding the merger and regarding future financial and operating results. Although Union believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of Union and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or Xenith with the SEC. Forward-looking statements speak only as of the date they are made and Union undertakes no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.